UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts binding phase of refineries

Rio de Janeiro, January 31, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on 10/24/2019, informs the beginning of the binding phase related to the sale of downstream assets, which includes: Isaac Sabbá Refinery (REMAN) in Amazonas, Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) in Ceará, and the Shale Industrialization Unit (SIX) in Paraná, as well as their corresponding logistics assets.

Potential buyers qualified for this phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and submission of binding proposals.

This disclosure is in accordance with the guidelines for the Petrobras’ divestments and with the special regime for the divestment of assets by federal mixed-capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at creating value for our shareholders.

About the refineries

REMAN, located in Manaus, state of Amazonas, has a processing capacity of 46 thousand barrels/day and its assets include a storage terminal.

LUBNOR, located in Fortaleza, Ceará, has a processing capacity of 8 thousand barrels/day, is one of the national leaders in asphalt production and the only one in the country to produce naphthenic lubricants.

SIX, located in São Mateus do Sul, Paraná, has an installed capacity of 6 thousand barrels/day and its assets include a mine in one of the largest oil shale reserves in the world and a shale processing plant.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer